--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


For Annual Report of Employee Stock Purchase, Savings and Similar Plans Pursuant
            to Section 15 (d) of the Securities Exchange Act of 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999
                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


             For the transition period from        to

                         Commission file number 0-30162


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   RECKSON MANAGEMENT GROUP, INC. 401(K) PLAN
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                                 (631) 694-6900

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:


                             FRONTLINE CAPITAL GROUP
                           1350 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 931-8000


--------------------------------------------------------------------------------

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Reckson Management Group, Inc. 401(k) Plan

Years Ended December 31, 1999, 1998, 1997 (unaudited), and 1996 (unaudited) with Report of Independent Auditors

                   Reckson Management Group, Inc. 401(k) Plan


                              Financial Statements
                           and Supplemental Schedules


   Years ended December 31, 1999, 1998, 1997 (unaudited), and 1996 (unaudited)



                                    CONTENTS

Report of Independent Auditors...........................................................................1

Financial Statements

Statements of Net Assets Available for Benefits as of
     December 31, 1999, 1998, 1997 (unaudited), and 1996 (unaudited).....................................2
Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999, 1998, 1997 (unaudited), and 1996 (unaudited).....................................3
Notes to Financial Statements............................................................................4

Supplemental Schedules

Assets Held for Investment as of
     December 31, 1999..................................................................................10
Assets Held for Investment as of December 31, 1998......................................................11
Schedule of Reportable Transactions for the Year Ended
     December 31, 1998..................................................................................12

                         Report of Independent Auditors


Plan Administrator
Reckson Management Group Inc. 401(k) Plan
Retirement and Benefits Committee


We have audited the accompanying statements of net assets available for benefits of Reckson Management Group, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits of the 1999 and 1998 financial statements referred to above were performed for the purpose of forming an opinion on those financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1999 and 1998, and reportable transactions for 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in our audits of the 1999 and 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to those financial statements taken as a whole.


                                                               /s/ Ernst & Young

New York, New York
June 28, 2000

                   Reckson Management Group, Inc. 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                                 DECEMBER 31,
                                          1999              1998             1997              1996
                                    -----------------------------------------------------------------------
                                                                          (Unaudited)      (Unaudited)
ASSETS

Investments (Note 3)                   $    3,386,260   $    1,139,350    $      924,988   $      606,829

Receivables:
   Participant contributions                   46,883           40,602            31,592            4,315
   Participant loans                           56,527            9,512            26,593            5,445

Cash                                          235,329          220,727           165,165          123,400
                                    -----------------------------------------------------------------------
Net assets available for benefits      $    3,724,999   $    1,410,191    $    1,148,338   $      739,989
                                    =======================================================================


See accompanying notes.

                   Reckson Management Group, Inc. 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                   YEAR ENDED DECEMBER 31,
                                                  1999              1998              1997             1996
                                         -----------------------------------------------------------------------
                                                                                   (Unaudited)       (Unaudited)
Additions:
   Additions to net assets attributed to:
     Investment income:
       Net appreciation (depreciation) in
         fair value of investments
         (Note 3)                             $  1,367,327       $ (156,320)       $   58,862         $  84,351
       Interest and dividends                      104,241           51,432            76,430            39,501
                                         -----------------------------------------------------------------------
                                                 1,471,568         (104,888)          135,292           123,852
     Participant contributions                   1,042,157          519,643           298,058           324,003
                                         -----------------------------------------------------------------------
Total additions                                  2,513,725          414,755           433,350           447,855
                                         -----------------------------------------------------------------------

Deductions:
   Deductions from net assets attributed
     to:
     Benefits paid to participants                (198,917)        (152,902)          (25,001)          (20,202)
                                         -----------------------------------------------------------------------
Total deductions                                  (198,917)        (152,902)          (25,001)          (20,202)
                                         -----------------------------------------------------------------------
Net increase                                     2,314,808          261,853           408,349           427,653

Net assets available for benefits:
   Beginning of year                             1,410,191        1,148,338           739,989           312,336
                                         -----------------------------------------------------------------------
   End of year                                $  3,724,999       $1,410,191        $1,148,338         $ 739,989
                                         =======================================================================


See accompanying notes.

                   Reckson Management Group, Inc. 401(k) Plan

                          Notes To Financial Statements

                      Years ended December 31, 1999, 1998,
                      1997 (Unaudited) and 1996 (Unaudited)


1. DESCRIPTION OF THE PLAN

The following description of the Reckson Management Group, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The purpose of the Plan is to provide eligible employees of Reckson Management Group, Inc. (the "Employer") and its related companies (known as "Affiliates") that participate in the Plan (collectively, "Participating Employers") with an opportunity to increase their savings on a tax-favored basis. Shares of the Class A common stock of Reckson Associates Realty Corp. ("Reckson") and the common stock of Frontline Capital Group ("FLCG") are among the investment options offered to participants pursuant to the Plan.

The Plan is a defined contribution plan sponsored by the Employer covering all eligible full-time employees of the following Participating Employers who have completed six months of service and are age twenty-one or older. The following Participating Employers participated in the Plan during the years ended December 31, 1999 and 1998:

Frontline Capital Group

Reckson Executive Centers, LLC

Reckson Management Group, Inc.

Reckson Construction Group, Inc.

RANY Management Group, Inc.

Reckson Strategic Venture Partners, LLC

Additionally, the Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). FLCG and Reckson Strategic Venture Partners, LLC ceased to be affiliates of the Employer under ERISA, at the time they were spun-off by Reckson, in June, 1998.

                   Reckson Management Group, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan (subject to the limitations of section 401(k) of the Internal Revenue Code). Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 1999, the Plan offered 17 mutual funds, the Class A common stock of Reckson and the common stock of FLCG as investment options for participants. Additional profit sharing amounts may be contributed at the option of the Participating Employers. Contributions are subject to certain limitations.

For the years ended December 31, 1999, 1998, 1997 (unaudited) and 1996 (unaudited), the Participating Employers have not made any contributions to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately 100% vested in their contributions. Additionally, a participant vests ratably in employer contributions, if any, based on five years of continuous and credited service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at the U.S. prime lending rate plus one-half percentage point.

                   Reckson Management Group, Inc. 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or receive annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                   Reckson Management Group, Inc. 401(k) Plan

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits:

                                                                    DECEMBER 31,
                                               1999             1998            1997             1996
                                       --------------------------------------------------------------------
                                                                              (Unaudited)      (Unaudited)

Merrill Lynch Capital Fund, Inc.           $          *     $    138,761    $    121,051     $     76,387
Merrill Lynch Global Allocation Fund            252,979          142,560          83,171           49,065
Merrill Lynch Growth Fund                       786,996          428,047         479,482          348,694
Merrill Lynch S&P 500 Index Fund                299,053                *               *                *
Reckson Associates Realty Corp.
  Class A Common Stock                          200,627          287,721         214,735          108,976
Frontline Capital Group
  Common Stock                                1,357,477                *               *                *


* Investment was less than 5% of the Plan's net assets available for benefits.

                   Reckson Management Group, Inc. 401(k) Plan

3. INVESTMENTS (CONTINUED)

During the years ending December 31, 1999, 1998, 1997 (unaudited) and 1996 (unaudited), the investments of the Plan appreciated (depreciated) in fair value as follows:

                                                                  DECEMBER 31,
                                             1999             1998            1997             1996
                                       --------------------------------------------------------------------
                                                                           (Unaudited)      (Unaudited)

Merrill Lynch Capital Fund, Inc.           $    (13,594)    $       (900)   $      8,726     $        979
Merrill Lynch Corp. Bond Fund/ Invest.
  Grade                                          (7,309)             425             343             (405)
Merrill Lynch Fundamental Growth CI              18,435              772              --               --
Merrill Lynch Global Allocation Fund             17,281          (16,235)         (4,297)            (469)
Merrill Lynch Growth Fund                       155,807         (124,673)         26,396           60,805
Merrill Lynch S&P 500 Index Fund                 34,090            2,939              --               --
Merrill Lynch Technology Fund                        11               --              --               --
Merrill Lynch Global Growth                         343               --              --               --
Merrill Lynch Global Technology                   6,654               --              --               --
AIM Balanced Fund                                    57               --              --               --
AIM Blue Chip                                       333               --              --               --
Alliance Premium                                  2,083               --              --               --
Alliance Technology                               6,514               --              --               --
Reckson Associates Realty Corp.
  Class A Common Stock                          (10,740)         (39,649)         27,694           23,441
Frontline Capital Group
  Common Stock                                1,157,362           21,001              --               --
                                       --------------------------------------------------------------------
Net appreciation (depreciation) in
   fair value of  investments              $  1,367,327     $   (156,320)   $     58,862     $     84,351
                                       ====================================================================

                   Reckson Management Group, Inc. 401(k) Plan

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Form 5500 of the Plan was prepared on a cash basis. The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                           YEAR ENDED DECEMBER 31,
                                          1999              1998             1997              1996
                                    -----------------------------------------------------------------------
                                                                          (Unaudited)      (Unaudited)
Net assets available for benefits
  per the financial statements         $  3,724,999     $  1,410,191      $  1,148,338     $    739,989
Participant contribution
  receivables                               (46,883)         (40,602)          (31,592)          (4,315)
                                    -----------------------------------------------------------------------
Net assets available for benefit
   per Form 5500                       $  3,678,116     $  1,369,589      $  1,116,746     $    735,674
                                    =======================================================================


5. RELATED PARTY TRANSACTIONS

During the years ended December 31, 1999, 1998, 1997 (unaudited) and 1996 (unaudited), the Plan received $18,438, $11,487, $10,673 (unaudited) and $2,046 (unaudited) , respectively, in common stock dividends from Reckson.

6. INCOME TAX STATUS

The Internal Revenue Service issued an opinion dated June 29, 1993, stating that the written form of the underlying prototype plan document is qualified under
Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under
Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                             Supplemental Schedules

                   Reckson Management Group, Inc. 401(k) Plan

               Schedule H, Line 4(i) - Assets Held for Investment

                                December 31, 1999

                                                                             FAIR MARKET
INVESTMENT                                                                      VALUE
--------------------------------------------------------------------------------------------
Merrill Lynch Capital Fund, Inc.                                            $   186,005

Merrill Lynch Corp. Bond Fund/Invest. Grade                                      95,754

Merrill Lynch Fundamental Growth CI                                             124,434

Merrill Lynch Global Allocation Fund                                            252,979

Merrill Lynch Growth Fund                                                       786,996

Merrill Lynch S&P 500 Index Fund                                                299,053

Reckson Associates Realty Corp. Class A Common Stock                            200,627

Frontline Capital Group Common Stock(*)                                       1,357,477

Merrill Lynch Global Growth                                                       3,900

Merrill Lynch Global Technology                                                  22,884

AIM Balanced Fund                                                                   620

AIM Blue Chip                                                                     4,579

Alliance Premium                                                                 23,284

Alliance Technology                                                              27,668

                                                                         ----------------
                                                                            $ 3,386,260
                                                                         ================
Loans to Participants at Interest Rates between 8.21% and 9.02%             $    56,527
                                                                         ================


(*) Indicates party-in-interest to the Plan.

                   Reckson Management Group, Inc. 401(k) Plan

                      Line 27a - Assets Held for Investment

                                December 31, 1998

                                                                                             FAIR MARKET
INVESTMENT                                                                      COST            VALUE
-------------------------------------------------------------------------------------------------------------
Merrill Lynch Capital Fund, Inc.                                            $    141,014    $   138,761

Merrill Lynch Corp. Bond Fund/Invest. Grade                                       33,898         34,307

Merrill Lynch Fundamental Growth CI                                                6,014          6,716

Merrill Lynch Global Allocation Fund                                             159,672        142,560

Merrill Lynch Growth Fund                                                        543,565        428,047

Merrill Lynch S&P 500 Index Fund                                                  63,680         66,540

Reckson Associates Realty Corp. Class A Common Stock                             323,502        287,721

Frontline Capital Group Common Stock(*)                                           13,805         34,698

                                                                         -------------------------------
                                                                            $  1,285,150    $ 1,139,350
                                                                         ===============================

Loans to Participants at Interest Rates between 8.97% and 9.02%                             $     9,512
                                                                                           =============

(*) Indicates party-in-interest to the Plan.

                   Reckson Management Group, Inc. 401(k) Plan

                 Line 27d - Schedule of Reportable Transactions

      Category (iii) Series of Transactions in excess of 5% of Plan Assets

                      For the year ended December 31, 1998

                                                                                           CURRENT
                                                                                        VALUE OF ASSET
                                          PURCHASE                                            ON             NET
DESCRIPTION/UNITS                          PRICE         SALES PRICE   COST OF ASSETS     TRANSACTION     GAIN/LOSS
-------------------------------------------------------------------------------------------------------------------
Purchased units of Merrill Lynch
Capital Fund, Inc                        $  67,015        $      --     $   67,015       $    67,015      $     --

Purchased units of Merrill Lynch
Global Allocation Fund                      99,641               --         99,641            99,641            --

Purchased units of Merrill Lynch
Growth INV & RET CL B                      174,935               --        174,935           174,935            --

Sold units of Merrill Lynch Growth
Growth INV & RET CL B                           --           101,697       110,857           101,697         (9,154)

Purchased units of Merrill Lynch
Retirement Preservation Trust               64,063               --         64,063            64,063            --

Purchased units of Merrill Lynch
S&P 500 Index Fund                          64,198               --         64,198            64,198            --

Purchased shares of Reckson
Associates Realty Corp. Class A
Common Stock                               147,264               --        147,264           147,264            --


Note: There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998. Reportable transactions are defined in ERISA section 103(b)(3)(H).

                   RECKSON MANAGEMENT GROUP, INC. 401(K) PLAN


Exhibits
--------
23.0     Consent of Independent Accountants




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                Reckson Management Group, Inc. 401(k) Plan
                      By:  Reckson Management Group, Inc., as Plan Administrator


Date:  June 28, 2000                    By:   /s/ Michael Maturo
                                        ---------------------------
                                        Michael Maturo
                                        Executive Vice President and Chief
                                          Financial Officer